EXHIBIT 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-92495, 333-92497, 333-92499, 333-75610, and 333-81410 of Huttig Building Products, Inc. on Form S-8 of our report dated February 13, 2004 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in method of accounting for goodwill to conform to Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets effective January 1, 2002 discussed in Note 2 and an explanatory paragraph relating to the restatement of the consolidated balance sheet as of December 31, 2002 discussed in Note 5), appearing in this Annual Report on Form 10-K of Huttig Building Products, Inc. for the year ended December 31, 2003.

/s/ Deloitte & Touche LLP

St. Louis, Missouri

March 9, 2004